EXHIBIT 99.1

Trilogy International Partners Inc. Announces Results of Annual General Shareholders’ Meeting

BELLEVUE, Wash., May 10, 2018 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (TSX:TRL) (the “Corporation” or “TIP Inc.”) is pleased to announce the results from its Annual General Meeting of Shareholders (the “Meeting”) held on May 10, 2018.

By resolution passed by ballot vote, all of the seven nominees proposed by management for election to the Board of Directors at the Meeting and listed in the Corporation’s Management Information Circular dated March 29, 2018 were elected. The Directors will remain in office until the next annual meeting of shareholders, or until their successors are elected or appointed.

The results of the vote on the election of the Board of Directors are as follows:

Board of Directors	Votes in Favour		Votes Withheld
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
John W. Stanton	46,312,818	85.01%	8,164,246	14.99%
Bradley J. Horwitz	44,754,210	82.15%	9,722,854	17.85%
Theresa E. Gillespie	46,309,734	85.01%	8,167,330	14.99%
Mark Kroloff	52,517,131	96.40%	1,959,933	3.60%
Anthony Lacavera	54,391,949	99.84%	85,115	0.16%
Nadir Mohamed	54,382,949	99.83%	94,115	0.17%
Reza Satchu	46,226,744	84.86%	8,250,320	15.14%

The other items of business at the Meeting were to (i) have the number of directors of the Corporation set at seven; and (ii) appoint Grant Thornton LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

By resolution passed by ballot vote, the shareholders approved the number of directors to be set at seven. Proxies received with respect to setting the number of directors at seven were as follows:

Votes For		Votes Against
Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
54,383,049	99.83%	94,015	0.17%

By resolution passed by ballot vote, Grant Thornton LLP, Chartered Accountants, were appointed as auditors of the Company for the ensuing year.  Proxies received with respect to the reappointment of Grant Thornton LLP, Chartered Accountants, were voted as follows:

Votes For		Votes Withheld
Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
55,891,781	99.995%	2,725	0.0005%

About Trilogy International Partners Inc.

Trilogy International Partners Inc. is the parent company of Trilogy International Partners LLC (“Trilogy LLC”), a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communications businesses in 15 international markets and the United States.

Trilogy LLC currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004.

For more information, visit www.trilogy-international.com

Contact
Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development